WESTERMAN BALL EDERER MILLER & SHARFSTEIN, LLP
170 Old Country Road - Suite 400
Mineola, New York 11501
(516) 622-9200 (phone)
(516) 977-3056 (fax)

December 5, 2008

VIA EDGAR ELECTRONIC TRANSMISSION:

Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Plastinum Polymer Technologies Corp.
Registration Statement on Form S-1
Filed October 23, 2008
File No. 333-154707

Dear Ms. Long:

On behalf of Plastinum Polymer Technologies Corp. ("Plastinum"), and in response to the Staff’s Comment Letter dated November 21, 2008 in connection with the above referenced filing, we hereby submit the following responses, together with the filing of Amendment No. 1 to the Registration Statement on Form S-1 (the “S-1 Amendment”), a marked copy being enclosed with this letter indicating the changes therein from the original filing. Our responses to the Staff’s comments have been numbered to correspond to the sequential numbering of the comments appearing in the Comment Letter attached hereto as Exhibit A.

Based on telephonic conversations with the Staff, we will file amendments to the following filings to reflect the revisions we have made in the S-1 Amendment at such time as the Staff advises us that it has no further comments on the revisions contained in the S-1 Amendment: (i) the Annual Report on Form 10-KSB for the year ended December 31,2007 (the “10-KSB”) and (ii) each of the Quarterly Reports on Form 10-Q for the periods ending March 31, 2008, June 30, 2008 and September 30, 2008 (collectively, the “10-Qs”). Additionally, we are attaching as exhibits to this letter the forms of revisions we intend to include in the amendments to the 10-KSB and 10-Qs (such amendments being referred to collectively as the Periodic Filings Amendments”) to the extent that the Staff’s comments necessitate their filing but where they are inapplicable to the S-1 Amendment.

Comment 1

The S-1 Amendment has been updated with the current address of the Commission’s public reference room which will also be used in Plastinum’s future filings.

Comment 2

The S-1 Amendment has been updated to include Plastinum’s financial statements and the notes thereto for the quarterly period ended September 30, 2008.

Comment 3

Plastinum is registering up to 2,000,000 shares of common stock payable by Plastinum as dividends on Series B-1 Convertible Preferred Stock for the quarterly period ended September 30, 2008 and for future periods if and when declared payable from time to time by Plastinum’s board of directors The board of directors has declared the dividend for the quarterly period ended September 30, 2008 payable in shares of common stock. The S-1 Amendment has been updated to reflect and explain this information.

Comment 4

The requested Letter of Intent is enclosed as Exhibit B to this letter. In addition, the requested disclosure has been updated in the S-1 Amendment.

Comment 5

The Risk Factors section has been revised in the S-1 Amendment in accordance with the Staff’s comment.

Comment 6

The reference to the Private Securities Litigation Reform Act of 1995 has been deleted from the S-1 Amendment.

Comment 7

Disclosure of the distribution methods for Plastinum’s products has made in the S-1 Amendment.

Comment 8

The disclosure regarding anticipated demand for products in Asia has been expanded in the S-1 Amendment.

Comment 9

The requested revisions to the MD&A have been made to the S-1 Amendment, and we intend to make them in the Periodic Filings Amendments.

Comment 10

An explanation regarding the amount of fees paid to Mr. Rokegem has been added to the S-1 Amendment.

Comment 11

Each of the selling stockholders that is not a natural person and which is not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the exchange Act, or a registered investment fund under the 1940 Act, is not permitted to disclose the name of the natural person or person have voting and investment control over securities held by it due to Swiss bank secrecy laws..

Comment 12

The selling stockholders may not engage in short selling. The S-1 Amendment has been corrected accordingly.

Comment 13

The requested discussion regarding disclosure obligations in connection with penny stocks has been added to the S-1 Amendment.

Comment 14

To the knowledge of Plastinum and its management, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer. The language suggesting that a broker-dealer that is a selling stockholder “may be deemed to be” an underwriter has been revised in the S-1 Amendment.

Comment 15

We have revised the disclosure to indicate that the expenses presented in the second table represent expenses that were allocable to NGH for the periods presented. This table has been included pursuant to comments received from the Staff during the review of our form 10-SB initially filed July 12, 2006. The expenses in this table do not represent costs allocable to us.

Comment 16

We have revised Note A and the liquidity section of the MD&A in the S-1 Amendment pursuant to the Staff’s comment.

Comment 17

We have revised Note C in the S-1 Amendment to disclose the fair value of a share of our common stock as an assumption used in the Black Scholes model. We have also made similar revisions whenever one of the assumptions is the fair value of a share of our common stock.

Comment 18

There are no financial or non-financial debt covenants associated with our convertible notes payable.

Comment 19

We have revised the disclosure in the S-1 Amendment to disclose the interest rate and to clearly indicate that no payments are required until the May 31, 2010 maturity date of the convertible notes.

Comment 20

Note E has been revised as requested in the S-1 Amendment.

Comment 21

The requested exhibit has been included in the S-1 Amendment.

Comment 22

A section describing “Experts” has been included in the S-1 Amendment.

Comment 23

The undertakings have been revised in the S-1 Amendment.

Comment 24

The reference to the Private Securities Litigation Reform Act of 1995 will be deleted in the Periodic Filings Amendments as well as future filings.

Comment 25

We will remove the discussion of the level of assurance of our controls and procedures in our Periodic Filings Amendments. The form of the revised language is included in Exhibit C to this letter.

Comment 26

We will revise the disclosure accordingly in our Periodic Filings Amendments. The form of the revised language is included in Exhibit C to this letter.

Comment 27

We will revise the disclosure in our Periodic Filings Amendments to state that because of the identification of the material weakness in the Company’s internal control over financial reporting we have concluded that the Company’s disclosure controls and procedures were ineffective as of the end of the period covered by this report. The form of the revised language is included in Exhibit C to this letter.

Comment 28

The Periodic Filings Amendments will include revised certifications in accordance with the Staff’s comment. The form of the revised certifications is included as Exhibit D to this letter.

Comment 29

The above comments will be addressed in the 10-Q Periodic Filings Amendments.

* * *

On behalf of Plastinum (the “Company”), we acknowledge that:

1) The Company is fully responsible for the adequacy and accuracy of the disclosures in its filing;

2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

3) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Alan C. Ederer, Esq. Alan C. Ederer, Esq.

cc:	Jacques Mot

EXHIBIT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

VIA FACSIMILE AND U.S. MAIL

November 21, 2008

Mr. Jacques Mot
Chief Executive Officer
Plastinum Polymer Technologies Corp.
10100 Santa Monica Blvd., Suite 300
Los Angeles, CA 90067

Dear Mr. Mot:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that on page 20 of your 2008 definitive proxy statement you use the former address of the Commission's public reference room. In future filings, please use the current address set forth in Item 101(e)(2) of Regulation S-K.

Jacques Mot
Plastinum Polymer Technologies Corp.
November 21, 2008
Page 2

Registration Statement on Form S-1

General

2. Please note the updating requirements of Rule 8-08 of Regulation S-X.

Cover Page of Registration Statement

3. We note that you are registering 2,000,000 shares of common stock payable as dividends on preferred stock. Please advise us as to the basis for registering these shares, including the amount of registered shares. In this regard, we note that the preferred stock dividends may be paid in cash or common stock and it does not appear the board has declared these dividends payable in stock.

Prospectus Summary, page 1

Announcements Regarding Commercialization of First Compounds, page 2

4. We note the disclosure in the second paragraph. Please supplementally provide us with a copy of the letter of intent. Please also update this disclosure with respect to the October 31, 2008 timing.

Risk Factors, page 4

5. We note the statement in the last sentence of the introductory paragraph that you have disclosed the "most significant risks" to your business. Please be advised that you must disclose all material risks. For example, we note that you do not present any risk factors regarding your business operations or industry. Please revise accordingly.

Note Regarding Forward-Looking Statements, page 10

6. Please delete the reference the Private Securities Litigation Reform Act of 1995. In this regard, we note that the safe harbor does not apply to statements made by penny stock issuers. See Section 27A(b)(1)(C) of the Securities Act.

Description of Business, page 10

7. Please disclose the distribution methods for your products pursuant to Item 101(h)(4)(ii) of Regulation S-K.

8. We note the disclosure in the fourth paragraph. Please explain what you mean by the "anticipated demand" for your products in Asia.

Jacques Mot
Plastinum Polymer Technologies Corp.
November 21, 2008
Page 3

Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, page 16

9. Your current discussion of the results of operations focuses solely on quantifying the changes between periods for each income statement line item and describing the components of each line item in general terms without providing specific analysis of the reasons for changes between periods. For example, you indicate that your general and administrative and research and development expenses for all periods presented have increased as you have continued to develop your technology. Please revise your MD&A for all periods presented to provide a more robust analysis of the specific actions taken in each period which resulted in fluctuations in your results of operations. In addition, where there is more than one reason for a change between periods, please also revise your MD&A throughout to quantify the extent to which each reason contributed to the overall change in the income statement line item.

Director Compensation Table, page 26

10. Please explain the amount of fees paid to Mr. Rokegem. For example, were these fees paid for attending board meetings?

Selling Stockholders, page 31

11. For any selling stockholders that are not natural persons and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Please revise accordingly.

Plan of Distribution, page 32

12. We note that the selling stockholders may engage in short selling. Please tell us whether any of the selling stockholders have an existing short position in your common stock and, if so, the date on which each stockholder entered into that short position.

13. Your common stock appears to be a penny stock. Please discuss the disclosure obligations required by Rules 15g-2 through 15g-6 under the Exchange Act.

Jacques Mot
Plastinum Polymer Technologies Corp.
November 21, 2008
Page 4

14. Please confirm that none of the selling stockholders is a broker-dealer or a broker-dealer's affiliate. If a selling stockholder is a broker-dealer, please advise us as to whether the selling stockholder acquired the securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, you must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling security holder is a broker-dealer. In this regard, we note the disclosure in the sixth paragraph on page 33.

Consolidated Financial Statements for the Fiscal Year Ended December 31, 2007

Note A – Summary of Accounting Policies, page F-8

15. Please revise to more clearly explain the purpose of the second table presented on page F-9. It is unclear what is meant by statement that the expenses presented in the table were "stranded on NGH's stand alone financial statements" through June 30, 2006. To the extent that these expenses represent costs incurred by and allocable to you but do not appear in your financial statements for the periods presented, please explain why these expenses were not reflected in your historical financial statements.

16. Please revise your accounting policies to describe the nature of advances receivable – former parent. It is unclear how these amounts arose and why they continue to increase from $192,042 as of December 31, 2007 to $269,522 as of September 30, 2008. Your revised disclosures should also discuss the payment terms, interest rate, maturity date of amounts owed, and describe how you assess collectability of these amounts on a recurring basis. Please also revise the liquidity section of your MD&A to discuss the payment terms and collectability of advances receivable – former parent. Please refer to paragraph 13 of SOP 01-6.

Note C – Redeemable Preferred Stock and Warrant Unit Offering, page F-14

17. Please revise your discussion of your November and December 2007 issuance of convertible preferred stock and warrants to disclose the fair value of a share of your common stock as an assumption used in the Black Scholes model. This disclosure should be included for any other issuances described throughout your filings when this is one of the necessary assumptions, such as your March and April 2008 issuances of convertible preferred stock and warrants described on page F-27.

Jacques Mot
Plastinum Polymer Technologies Corp.
November 21, 2008
Page 5

Note F – Convertible Notes Payable, page F-16

18. Please revise to disclose existence of any financial or non-financial debt covenants associated with your convertible notes payable. To the extent that you do have financial debt covenants associated with the debt, please revise your financial statement footnotes and the liquidity section of your MD&A to provide a comprehensive discussion of the terms of your most stringent covenants and demonstrate your compliance with them during the periods presented. In addressing this comment, please revise to include a tabular presentation that sets forth your compliance with your debt covenants by disclosing actual ratios and/or other actual amounts versus the minimum/maximum ratios/amounts required. Such a presentation will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

19. Please revise to disclose the interest rate associated with your convertible notes payable and minimum principal and interest payments due each year from December 31, 2007 until maturity.

Consolidated Financial Statements for the Six Months Ended June 30, 2008

Note E – Subsequent Events, page F-28

20. We note your disclosure on page F-17 that your lease for the plant in the Netherlands was scheduled to terminate in April 2008. Please revise to disclose whether the lease was renewed and the terms associated with the renewal, including the renewal term and minimum lease payments. Refer to paragraphs 23(b) and (c) of SFAS 13.

Item 16. Exhibits and Financial Statement Schedules, page 43

21. Please file Mr. Scherne's engagement letter as an exhibit to the registration statement.

22. We note that Exhibit 23.1 includes a consent by RBSM LLP to references to them under the heading "Experts." However, your registration statement does not appear to include any discussion of RBSM LLP as experts in accounting and auditing. Please revise your filing to include a section describing named experts.

Item 17. Undertakings, page 45

23. It does not appear that the undertakings set forth in paragraphs (4), (5) and (6) apply to your offering. Please advise or revise accordingly.

Jacques Mot
Plastinum Polymer Technologies Corp.
November 21, 2008
Page 6

Forward-Looking Statements, page 1

24. In future filings, please delete the reference the Private Securities Litigation Reform Act of 1995. In this regard, we note that the safe harbor does not apply to statements made by penny stock issuers. See Section 21E(b)(1)(C) of the Exchange Act.

Evaluation of Disclosure Controls and Procedures, page 15

25. We note your statement in the second paragraph. Please tell us and revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, you may remove the discussion of the level of assurance of your controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Controls Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please also comply with this comment with respect to your Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008.

26. We note the disclosure in the third paragraph that your management has concluded that your disclosure controls and procedures are effective. Please revise to state clearly the conclusion of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K. Please also comply with this comment with respect to your Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008.

27. In light of the fact that your internal control over financial reporting is not effective, please tell us in reasonable detail the basis for the conclusion that your disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Exhibits 31.1 and 31.2

28. Please file an amendment to your Form 10-KSB to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B. See SEC Release 33-8238, which became effective August 14, 2003. In doing so, please refile your Form 10-KSB in its entirety.

Jacques Mot
Plastinum Polymer Technologies Corp.
November 21, 2008
Page 7

Form 10-Q for the Period Ended September 30, 2008

General

29. Please address the above comments in your interim filings as well.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Jacques Mot
Plastinum Polymer Technologies Corp.
November 21, 2008
Page 8

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lisa Haynes, Staff Accountant at (202) 551-3424 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Alan C. Ederer, Esq. (*via facsimile 516/977-3056*)
Westerman Ball Ederer Miller & Sharfstein, LLP
170 Old Country Road
Mineola, New York 11501

EXHIBIT B

PLASTINUM POLYMER TECHNOLOGIES CORP.
10100 Santa Monica Blvd., Suite 300
Los Angeles, CA 90067

September 27 2008

Creative Recycling Technologies, LLC
8108 Krauss Blvd Suite 110
Tampa, Florida, 33619 USA

Attn: Jon A. Yob

Re: Mixed Plastic E-Scrap Processing Joint Venture

Dear Jon:

This letter outlines the proposed terms for a joint venture between Plastinum Polymer Technologies Corp. ("Plastinum") and Creative Recycling Technologies, LLC. ("CRT") as more fully described below and subject to the terms and conditions of this letter.

1. Transaction. Plastinum and CRT will establish a company (the "JV") that will process mixed plastic E-Scrap in Tampa, Florida. The JV will be owned fifty percent (50%) by Plastinum or a subsidiary of Plastinum and fifty percent (50%) by CRT.

2. Definitive Documentation. The transaction described in this letter (the "Transaction") is subject to the negotiation and execution of a mutually satisfactory definitive Joint Venture Agreement and related documentation (the "Definitive Documentation") detailing the terms of the Transaction, including, among other things, with regards to the management and board of directors of the JV.

3. Press Release. Upon the execution of this letter, we will issue a Joint Press Release in the form attached to this letter. Either party may re-release the Joint Press Release with their dateline included. (Note: We want to release in Tampa as well as Los Angeles) Any other press release or other public disclosure or statement regarding this letter and/or the Transaction shall require the prior mutual approval of the Plastinum and CRT.

4. Confidentiality. Each party to this letter agrees that this letter and all discussions pertaining to the Transaction and other commercial information of a proprietary nature which may be provided from time to time with respect to the Transaction are strictly confidential. Except for disclosures approved in accordance with the preceding paragraph 3, each party agrees to maintain the confidentiality of such information except that each of the parties may disclose such information to the extent required by law, rule, regulation or judicial or administrative

{Letter of Intent-3 / 00136632.DOC /} 1

Letter_of_Intent-4_(00136690)(1)

of this confidentiality undertaking, the information that became public shall no longer be subject to this confidentiality undertaking. Each party may disclose confidential information to the extent necessary to their respective officers, directors, employees, affiliates, limited partners and professional advisors provided that such party procures that any such person to whom it discloses any of such confidential information is aware of this confidentiality undertaking and agrees to abide by this undertaking as if they were party hereto.

5. Non-Binding Agreement. Except for the provisions of Sections 3, 4, 5, 6 and 7, which the parties hereby agree shall be binding, nothing herein is intended or may be interpreted to confer upon any party a contractual or other commitment of any kind and no legally binding agreement shall arise or exist with respect to the Transaction until the execution and delivery of a definitive Joint Venture Agreement with respect to the Transaction contemplated by this letter.

6. Governing Law. This letter shall be governed by and construed in accordance with the laws of the State of New York without giving effect to principles of conflicts of law applicable thereto.

7. Counterparts. This letter may be signed in counterparts and telecopy signatures will be deemed originals for purposes hereof.

Very truly yours,

PLASTINUM POLYMER
TECHNOLOGIES CORP.

By: ______________________
Name: Jacques Mot
Title: President and CEO

ACCEPTED AND AGREED TO BY:

CREATIVE RECYCLING TECHNOLOGIES, LLC

By: ______________________
Name: Jon A. Yob
Title: President

{Letter of Intent-3 / 00136632 DOC /} 2

Letter of Intent-3 (00136632) DOC

decree. To the extent any of such information becomes public other than as a result of a breach of this confidentiality undertaking, the information that became public shall no longer be subject to this confidentiality undertaking. Each party may disclose confidential information to the extent necessary to their respective officers, directors, employees, affiliates, limited partners and professional advisors provided that such party procures that any such person to whom it discloses any of such confidential information is aware of this confidentiality undertaking and agrees to abide by this undertaking as if they were party hereto.

5. Non-Binding Agreement. Except for the provisions of Sections 3, 4, 5, 6 and 7, which the parties hereby agree shall be binding, nothing herein is intended or may be interpreted to confer upon any party a contractual or other commitment of any kind and no legally binding agreement shall arise or exist with respect to the Transaction until the execution and delivery of a definitive Joint Venture Agreement with respect to the Transaction contemplated by this letter.

6. Governing Law. This letter shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to principles of conflicts of law applicable thereto.

7. Counterparts. This letter may be signed in counterparts and telecopy signatures will be deemed originals for purposes hereof.

Very truly yours,

PLASTINUM POLYMER
TECHNOLOGIES CORP.

By:______________________________
Name: Jacques Mot
Title: President and CEO

ACCEPTED AND AGREED TO BY:

CREATIVE RECYCLING TECHNOLOGIES, LLC

By: [signature]
Name: Jon A. Yob
Title: President

{Letter of Intent-3 / 00136632.DOC /}2

Letter_of_Intent-4_(00136690)(1)

EXHIBIT C

ITEM 8A(T). CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are designed to be effective in providing reasonable assurance that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “ SEC”), and that such information is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

The Company’s management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial (and principal accounting) Officer, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2007.  Based upon that evaluation and the identification of the material weakness in the Company’s internal control over financial reporting as described below under “Management’s Report on Internal Control over Financial Reporting,” the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective as of the end of the period covered by this report.

Evaluation of and Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, because of the Company’s limited resources and limited number of employees, management concluded that, as of December 31, 2007, our internal control over financial reporting is not effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

To mitigate the current limited resources and limited employees, we rely heavily on direct management oversight of transactions, along with the use of legal and accounting professionals. As we grow, we expect to increase our number of employees, which will enable us to implement adequate segregation of duties within the internal control framework.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the SEC that permit the company to provide only management's report in this annual report.

Limitations on Effectiveness of Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include, but are not limited to, the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Control over Financial Reporting

There was no change in our internal controls over financial reporting identified in connection with the requisite evaluation that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

EXHIBIT D

EXHIBIT 31.1
CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002
FOR THE CHIEF EXECUTIVE OFFICER

I, Jacques Mot, president and chief executive officer, certify that:

1. I have reviewed this [annual] report on Form [10-KSB] of Plastinum Polymer Technologies Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this  report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and I have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant’s fourth fiscal quarter) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Jacques Mot President and Chief Executive Officer

Date:______________, 2008

EXHIBIT 31.2

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002
FOR THE CHIEF FINANCIAL OFFICER
AND THE PRINCIPAL FINANCIAL OFFICER

I, Robert Scherne, interim chief financial officer, certify that:

1. I have reviewed this [annual] report on Form [10-KSB] of Plastinum Polymer Technologies Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this  report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and I have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant’s fourth fiscal quarter) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Robert Scherne Interim Chief Financial Officer

Date:______________, 2008